Computer Resource Technologies, Inc.
                                            3609 S. Wadsworth Blvd. Suite 350
                                                         Lakewood, CO 80123




Securities and Exchange Commission
Washington D.C. 20549


We herein withdraw the Form 10SB12G that was filed on June 21, 2005. An updated Form 10SB12G will be filed with audited financial statements as soon as they are available. No Securities were sold.

/s/ James R Bradbury
James R. Bradbury
Chief Financial Officer